PRIMERO ANNOUNCES MANAGEMENT CHANGES

Toronto, Ontario, October 16, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that Mr. Renaud Adams, President and Chief Operating Officer, has resigned effectively immediately to pursue other opportunities. Mr. Adams’ duties will be assumed by senior management on an interim basis while a search for his replacement is completed.

"We would like to thank Renaud for his nearly 3 years of service and we wish him well with his future endeavors," stated Joseph F. Conway, President and Chief Executive Officer.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com